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(Manually Signed)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002
or
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

McDonald's Corporation Profit Sharing and Savings Plan

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

McDonald's Corporation
McDonald's Plaza
Oak Brook, Illinois 60523

McDonald's Corporation Profit Sharing and Savings Plan

Exhibit 23—Consent of Independent Auditors

Exhibit 99—Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002

i

Financial Statements and Supplemental Schedules

McDonald's Corporation Profit Sharing and Savings Plan
(formerly known as the McDonald's Corporation Profit Sharing Program)

December 31, 2002 and 2001 and year ended December 31, 2002
with Report of Independent Auditors

Employer Identification #36-2361282
Plan #001

McDonald's Corporation Profit Sharing and Savings Plan
(formerly known as the McDonald's Corporation Profit Sharing Program)

Financial Statements and Supplemental Schedules

December 31, 2002 and 2001 and year ended December 31, 2002

Contents

Report of Independent Auditors

To Administrative Committee
McDonald's Corporation Profit Sharing and Savings Plan

We have audited the accompanying statements of net assets available for benefits of McDonald's Corporation Profit Sharing and Savings Plan (formerly known as the McDonald's Corporation Profit Sharing Program) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

May 1, 2003 Chicago, Illinois	Ernst & Young LLP

EIN 36-2361282
Plan #001

McDonald's Corporation Profit Sharing and Savings Plan
(formerly known as the McDonald's Corporation Profit Sharing Program)

Statements of Net Assets Available for Benefits
(In Thousands)

December 31, 2002

		Leveraged ESOP*
	Participant- Directed Investments	Allocated Account	Unallocated Account	Total
Assets
Investments, at fair value:
Commercial paper and other short-term investments	$25,403	$5,323	$—	$30,726
Mutual funds	104,795	—	—	104,795
Common and preferred stocks other than McDonald's Corporation	111,357	—	—	111,357
McDonald's Corporation common stock	335,027	152,671	131,447	619,145
Participant loans	14,792	—	—	14,792
Investments, at contract value:
Investment contracts	415,035	—	—	415,035

Total investments	1,006,409	157,994	131,447	1,295,850
Receivables:
Company contributions	21,946	—	—	21,946
Accrued income	120	7	6	133
Other	271	(237)	—	34

Total receivables	22,337	(230)	6	22,113

Total assets	1,028,746	157,764	131,453	1,317,963
Liabilities
Management and administrative expenses payable	1,430	56	—	1,486
Accrued interest expense	—	—	2,904	2,904
Notes payable	—	—	108,462	108,462
Other liabilities	6,032	1,050	—	7,082

Total liabilities	7,462	1,106	111,366	119,934

Net assets available for benefits	$1,021,284	$156,658	$20,087	$1,198,029

*Nonparticipant directed investment.

The accompanying notes are an integral part of these financial statements.

EIN 36-2361282
Plan #001

McDonald's Corporation Profit Sharing and Savings Plan
(formerly known as the McDonald's Corporation Profit Sharing Program)

Statements of Net Assets Available for Benefits
(In Thousands)

December 31, 2001

		McDESOP and Leveraged ESOP
	Profit- Sharing Plan	Allocated Account	Unallocated Account	Total
Assets
Investments, at fair value:
Commercial paper and other short-term investments	$62,066	$2,723	$3,724	$68,513
Corporate bonds	1,000	—	—	1,000
Government bonds	1,028	—	—	1,028
Mutual funds	120,499	—	—	120,499
Common and preferred stocks other than McDonald's Corporation	172,781	—	—	172,781
McDonald's Corporation common stock	198,574	741,557	236,666	1,176,797
Investments, at contract value:
Investment contracts	330,541	—	—	330,541

Total investments	886,489	744,280	240,390	1,871,159
Receivables:
Company contributions	27,350	258	—	27,608
Accrued income	544	7	7	558
Other	1,192	(496)	—	696

Total receivables	29,086	(231)	7	28,862

Total assets	915,575	744,049	240,397	1,900,021
Liabilities
Management and administrative expenses payable	1,275	753	—	2,028
Accrued interest expense	—	—	3,021	3,021
Notes payable	—	—	115,865	115,865
Other liabilities	524	1,563	—	2,087

Total liabilities	1,799	2,316	118,886	123,001

Net assets available for benefits	$913,776	$741,733	$121,511	$1,777,020

The accompanying notes are an integral part of these financial statements.

EIN 36-2361282
Plan #001

McDonald's Corporation Profit Sharing and Savings Plan
(formerly known as the McDonald's Corporation Profit Sharing Program)

Statement of Changes in Net Assets Available for Benefits
(In Thousands)

Year ended December 31, 2002

		Leveraged ESOP*
	Participant- Directed Investments	Allocated Account	Unallocated Account	Total
Net investment income (loss)
Dividend income	$7,657	$2,232	$1,954	$11,843
Interest income	23,597	110	78	23,785
Net realized and unrealized depreciation in fair value of investments	(289,009)	(98,972)	(86,489)	(474,470)
Interest expense	—	—	(8,010)	(8,010)
Management and administrative fees	(4,589)	(679)	—	(5,268)

Total net investment loss	(262,344)	(97,309)	(92,467)	(452,120)
Contributions
Company	34,553	8,639	7,541	50,733
Participants	42,708	445	—	43,153

Total contributions	77,261	9,084	7,541	93,886
Allocations
Leveraged ESOP year-end allocations	—	—	(16,498)	(16,498)
Other changes
Benefits paid to terminated participants and withdrawals	(162,488)	(41,245)	—	(203,733)
Interfund transfers (net)	451,831	(451,831)	—	—
Other	3,248	(3,774)	—	(526)

Total other changes	292,591	(496,850)	—	(204,259)

Net increase (decrease) in net assets available for benefits	107,508	(585,075)	(101,424)	(578,991)
Net assets available for benefits at beginning of year	913,776	741,733	121,511	1,777,020

Net assets available for benefits at end of year	$1,021,284	$156,658	$20,087	$1,198,029

*Nonparticipant directed investment.

The accompanying notes are an integral part of these financial statements.

EIN 36-2361282
Plan #001

McDonald's Corporation Profit Sharing and Savings Plan
(formerly known as the McDonald's Corporation Profit Sharing Program)

Notes to Financial Statements

December 31, 2002 and 2001 and year ended December 31, 2002

1.     Description of the Program

The McDonald's Corporation Profit Sharing Program ("the Program") was formed January 1, 1989, when the McDonald's Corporation Savings and Profit Sharing Plan ("Profit Sharing Plan") was merged with the McDonald's Matching and Deferred Stock Ownership Plan ("McDESOP"). The Profit Sharing Plan was a noncontributory, defined-contribution plan. The Profit Sharing Plan included the Investment Savings account, which permitted participants to contribute after-tax dollars to the Profit Sharing Plan prior to 1987. McDESOP consisted of two components. The first component was a salary deferral plan with McDonald's Corporation ("the Company") matching allocations, and the second component was an employee stock ownership plan ("Leveraged ESOP"). Effective December 28, 1995, the McDonald's Corporation Stock Sharing Plan (a tax-credit ESOP, in effect prior to 1987) was merged with the Program. The assets of the Stock Sharing Plan were transferred into McDESOP.

The plan documents with respect to the respective portions of the merged plan remained in effect until the Program, as amended and restated effective January 1, 1997, became effective. The Program was since amended and restated effective November 1, 1998. In addition, the Program had three amendments effective June 1, 2000, January 1, 2001, and March 1, 2001, respectively.

Effective January 1, 2002, the Program was amended and restated in its entirety and renamed the McDonald's Corporation Profit Sharing and Savings Plan (the "Plan"). In addition, the McDonald's Matching and Deferred Stock Ownership Trust was merged with the McDonald's Corporation Profit Sharing Master Trust to create the McDonald's Corporation Profit Sharing and Savings Trust (the "Trust"), effective December 31, 2001. The features of the Plan were renamed 401(k) (which includes the participant contributions as well as the employer match), Profit Sharing (which includes Investment Savings), ESOP, Stock Sharing, and Rollover. The Plan has four amendments effective January 1, 2002, June 1, 2002, November 27, 2002, and March 31, 2003.

The Plan is administered by a committee of individuals ("Administrative Committee") appointed by the Chief Executive Officer of the Company. Participants should refer to the Summary Plan Description and Prospectus for a more complete description, and up-to-date information.

Record Keeping

Effective February 8, 2002, the Plan outsourced its record-keeping function to Northern Trust Retirement Consulting, following a transition period, which began January 1, 2002. Prior to this date, record-keeping functions were performed by the Company.

Eligibility

In order to participate in the 401(k) feature of the Plan, all eligible employees must be at least 21 years of age, have a valid Social Security number, and be on the U.S. payroll of the Company or Boston Market, Chipotle, or Donatos (collectively, Brand Employers). Full-time salaried restaurant managers, staff, executives, and part-time staff scheduled to work at least 20 hours per week, are eligible to make non-matched 401(k) contributions beginning the first day of the month after completing one full calendar month of employment. Crew and hourly paid employees are eligible after one year of "eligible service" as defined by the Plan documents. After meeting the eligibility requirements, participants can contribute up to 15% of their pay. After one year of eligible service, the Company match is 100% on the first 3% of pay contributed and 50% on the next 2% of pay contributed. Prior to January 1, 2002, participants could defer up to 6% to 10% (depending on job classifications) of their pay for matching purposes and up to an additional 7% that was unmatched. Additionally, eligible McDonald's staff and restaurant management employees who have met the above match eligibility requirements and who have completed 1,000 hours of service and are on the payroll at year-end, are also eligible for Profit Sharing and ESOP contributions. Employees of Brand Employers can participate in the Profit Sharing and ESOP features if the Company allows the Brand Employers to adopt these features. As of December 31, 2002, no Brand Employer has adopted the Profit Sharing or ESOP features.

Investments and Elections

For 2001, the investment funds under the Plan were Money Market Fund, Stable Value Fund, Blended Stock/Bond Fund, International Stock Fund, S&P 500 Index Fund, Diversified Stock Fund, Company Stock Fund, and the McDonald's ESOP Stock Fund. For 2002, the investment funds were the same except the Money Market Fund was eliminated.

The Trustees, individuals appointed by the Board of Directors of McDonald's Corporation ("the Board"), are authorized to invest certain assets of the Plan in shares of Company stock. The allocated Leveraged ESOP shares are held by The Northern Trust Company. The unallocated Leveraged ESOP shares are also held at The Northern Trust Company as custodian for shares held as collateral for loans by McDonald's Corporation and Wachovia Bank. Proceeds from the Leveraged ESOP common stock dividends are invested in an interest-bearing account until the note payment is due.

Effective February 8, 2002, participants can elect, on a daily basis, to have their 401(k) and Profit Sharing account balances, as well as future deferrals, Company matching contributions, and profit-sharing contributions, invested in 1% increments in one or any combination of the Plan's investment funds, including Company stock. ESOP contributions, 401(k) contributions, and Company match, where the participant fails to make an investment direction, are automatically invested in Company stock. Profit Sharing accounts are invested in the Blended Stock/Bond Fund if a participant does not make an investment election. Participants age 50 or older may invest their ESOP accounts in one or more of the investment funds.

In 2001, participants could elect, effective as of the first day of any month, to have their Profit Sharing accounts invested in 5% increments in one or any combination of the Plan's investment funds. If a participant did not make an investment election, the Profit Sharing accounts were invested in the Money Market Fund. Participant deferrals under the 401(k) portion of the Plan could be invested in the same manner as the Profit Sharing accounts. The Company match and Leveraged ESOP shares were invested in Company shares until the participant attained age 50. At age 50 the participant could invest ESOP and Company match accounts in the same way as the Profit Sharing accounts were invested.

Any dividends or other distributions paid on Company stock owned by the Plan (see Note 6 regarding Leveraged ESOP stock dividends) are used to repay the Leveraged ESOP loans, and common stock equal to the value of the dividends on allocated shares are transferred from unallocated shares and allocated to participants' accounts.

Allocation of Contributions and Earnings

Profit Sharing contributions are determined by the Board. The Board may elect to make this discretionary contribution in the form of cash or McDonald's common stock or any combination of the two. In 2002 and 2001, the Profit Sharing contribution was allocated to eligible McDonald's staff and restaurant management who were 21 years old, received credit for at least 1,000 hours of service during the year, and were employed at the end of the year. In addition, participants who terminated employment before the last day of the year due to death, disability, or retirement on or after age 55, share in the allocation of the Profit Sharing contribution in the year their employment terminates. Effective January 1, 2002, other events, such as the termination of employment with 10 years of credited service or due to the sale of a McDonald's restaurant, no longer qualify as events that give participants the right to share in the allocation of the Profit Sharing contribution and ESOP allocations. The allocation to participants is based on their respective considered compensation as defined in the Plan compared to all eligible participants' considered compensation. In 2001, the Profit Sharing contribution was reinvested in accordance with participants' investment elections in effect at that time, as soon as administratively possible after year-end. With the change to daily valuation, the year-end contribution can now be invested the day it is posted to participants' accounts.

Participant deferrals are credited directly to participants' accounts. In 2002, Company matching allocations were credited based on the Safe Harbor match (100% match on the first 3% of pay contributed and 50% on the next 2% of pay contributed) for all eligible participants, regardless of job class or employer. The match was credited to participant accounts after each pay period. Prior to January 1, 2002, the Company matching contribution amounted to 50% of the first 6% to 10% of pay contributed, depending on job class.

Net investment income or loss for all accounts is allocated to participants each day that the stock market was open. Participants' accounts were credited with the income, gains, and losses of the investment fund(s) in which their accounts were invested.

Individuals that are employed as a salaried restaurant manager or staff with a licensee-owned restaurant that is purchased by McDonald's or Brand Employer and are at least age 21 may enter the 401(k) feature of the Plan as soon as administratively feasible and be eligible for the employer match. If McDonald's purchased the restaurant, the individuals described above will automatically enter the Profit Sharing and ESOP features of the Plan and receive two years of credited service toward vesting unless considered a "highly paid" employee. "Highly paid" employees will receive the lesser of two years credited service or actual years of employment.

Leveraged Employee Stock Ownership Plan (Leveraged ESOP)

In September 1989, the Leveraged ESOP borrowed $200 million and used the proceeds of the loan to purchase 27,826,084 shares of McDonald's Series B Convertible Preferred Stock at an issue price of $7.188 per share. These preferred shares were held exclusively by the Leveraged ESOP and were not traded on the open market. The Company paid a cash dividend on the stock of 7% of the issue price, or $0.12579 per share each quarter. In September 1992, the Company redeemed 16,000,000 shares of unallocated Series B Preferred shares held by the Leveraged ESOP. In August 1995, the Company redeemed the remaining 6,230,058 unallocated Series B preferred shares, and in December 1995, the remaining 4,176,122 allocated Series B preferred shares were redeemed. Prior to each redemption, the Program's Trustees converted each share of Preferred Stock into .7692 shares of McDonald's Common Stock, or 12,307,200, 4,792,159, and 3,212,271 shares, respectively. The unallocated shares will be released for allocation to participants as Company contributions are made to the Plan. Effective November 1, 1998, released shares are first used to make matching allocations, and any remaining shares released are allocated annually to eligible participants' accounts based on their respective considered compensation. Due to the Leveraged ESOP refinancing discussed in Note 6, the last allocation will occur in 2018 when the refinanced loan is completely repaid.

In April 1991, the Leveraged ESOP borrowed $100 million and used the proceeds of the loan to purchase 12,075,468 shares of McDonald's Series C Convertible Preferred Stock at an issue price of $8.281 per share. These preferred shares were held exclusively by the Leveraged ESOP and were not traded on the open market. The Company paid a cash dividend on the stock of 7% of the issue price or $0.1449 per share each quarter. In August 1995, the Company redeemed the remaining 8,928,110 unallocated Series C preferred shares, and in December 1995, the remaining 2,710,514 allocated Series C preferred shares were redeemed. Prior to each redemption, the Program's Trustees converted each share of Preferred Stock into .8 shares of McDonald's Common Stock or 7,142,486 and 2,168,409 shares, respectively. The unallocated shares will be released for allocation to participants as Company contributions are made to the Plan. Effective November 1, 1998, released shares are first used to make matching allocations, and any remaining shares released are allocated to eligible participants' accounts based on their respective considered compensation. Due to the 1999 Leveraged ESOP refinancing discussed in Note 6, the last allocation will occur in 2018 when the refinanced loan is completely repaid.

Vesting

401(k) accounts and Company matching contributions are fully vested and nonforfeitable regardless of the participant's length of employment with the Company. Effective January 1, 2000, for employees who are active on or after that date, within Profit Sharing and ESOP accounts, participants vest 20% for each year of credited service until they reach a 100% vested status after completing five years of credited service.

Diversification

All participants, regardless of age, may diversify their entire 401(k) balance (which includes employer matching allocations, as of February 8, 2002) and Profit Sharing balance at any time. Prior to February 8, 2002 matching contributions were required to remain invested in McDonald's common stock until age 50. ESOP account balances cannot be diversified from Company stock until age 50. Participants at least age 50 are eligible to diversify all accounts under the Plan. Also see Note 10, Subsequent Events.

Termination and Forfeitures

Participants who terminate their employment with the Company and all Brand Employers are entitled to receive the vested interest in their Plan accounts within a reasonable time following their termination. The nonvested balance is forfeited at the end of the year in which the participant has five consecutive breaks-in-service, or upon distribution of the vested balance, whichever is earlier. If a participant does not terminate but has 500 or fewer hours of credited service during a calendar year, a break-in-service occurs. Participants who terminate employment after satisfying the requirements to make deferrals and subsequently rehire can resume making deferrals as soon as administratively feasible. Individuals who are reemployed before incurring five consecutive one-year Breaks-In-Service and were not fully vested in their Profit Sharing or ESOP account, will have the amount previously forfeited restored upon rehire. Individuals rehired after five consecutive one-year Breaks-In-Service, will not have any forfeitures on their Profit Sharing or ESOP account reinstated. An individual's years of vesting service earned before reemployment are added to their years of vesting service earned after reemployment.

Forfeitures are first used from all accounts (other than ESOP) to fund participants' 401(k) and Company matching contributions.

Leveraged ESOP forfeitures are allocated at the end of the calendar year to participants in the same manner as the allocation of the Company leveraged ESOP contributions.

Forfeitures also include amounts forfeited as a result of unclaimed payouts greater than two years old for Profit Sharing, Leveraged ESOP, and the 401(k) and Company matching contributions.

A terminated participant with vested benefits in excess of $5,000 will not receive a distribution from the Plan until age 70 1/2 unless an earlier distribution is elected. Such accounts will continue to share in the allocation of investment income, and accounts will continue to be invested in accordance with the participant's investment elections (See Note Investments and Elections).

Rollovers

The Plan allows employees who were in a tax-qualified plan elsewhere to roll over all or part of their previous plan money into the Plan where it can be invested in one or a combination of the Plan's investment funds. To qualify, the employee must contribute all or part of the amount received, excluding the employee's after-tax contributions, to the Plan within 60 days after receiving a payout from the other plan. In addition to rollovers from previous employers tax-qualified plans, effective January 1, 2002, employees can roll over their money (excluding employees' after-tax money) into the Plan from tax deferred annuities, qualified employee annuities, deferred compensation arrangements maintained by a governmental employer as described in Internal Revenue Code (IRC) Section 457(e)(16), and rollover individual retirement accounts established with the proceeds of a distribution from one of the plans described above provided that additional contributions had not been made.

In-Service Withdrawals

Effective January 1, 2001, participants who have been in the Plan for at least 60 months are eligible to withdraw up to 75% of their Leveraged ESOP and Profit Sharing Accounts while still employed with the Company or Brand Employers. Participants may only make one withdrawal in a calendar year, in regards to Profit Sharing and ESOP. Participants 59 1/2 or older may withdraw all or any part of their account balances under the Plan at any time.

Pass Through Dividend Election

Effective November 2002 participants were offered the choice of having dividends earned on shares in the McDonald's Stock Fund paid directly to them in cash or reinvested in their accounts in McDonald's common stock.

Loans

Effective June 1, 2002, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested balance reduced by the participants highest outstanding loan balance during the preceding 12-month period. All loans are subject to a $60 processing fee. Loan terms range from 12 months up to 4.5 years. The loans are secured by the balance in the participant's account and bear interest based on the prime rate in effect on the first day of the month in which the loan is processed, plus 1%. Principal and interest are paid ratably through payroll deductions.

Voting

Participants are entitled to direct the Trustees in voting shares of McDonald's Stock credited to their accounts. In addition, participants who are employees may direct the vote on unallocated and unvoted shares based on the relative allocated shares credited to their accounts.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants will become fully vested in their accounts.

The Plan held a beneficial interest in the McDonald's Savings and Profit Sharing Master Trust ("Master Trust"). Earnings, market adjustments, fees, and expenses relating to investment transactions of the Master Trust were allocated to the participating plans (the Program and MHDC Partners Savings and Profit Sharing Plan) based on each plan's share of the Trust assets. The MHDC Partner Savings and Profit Sharing Plan was terminated effective November 30, 2001. Therefore, effective January 1, 2002, the Trust is no longer a master trust.

2.     Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Administrative Committee to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation

Investments (except for those in insurance contracts) are stated at fair market value. Investments in common and preferred stocks and corporate bonds are valued at the closing exchange prices reported by the New York Stock Exchange. The market values for commercial paper and other short-term investments are cost plus accrued interest, which approximates current market value. The insurance contracts are stated at contract value, which represents cost plus accrued interest less withdrawals.

Purchases and sales of securities are accounted for on the trade date. Realized gains or losses on the sale of securities are based on the average cost of the securities. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on the accrual basis.

Company Contributions

Profit Sharing and Leveraged ESOP contributions are recorded in participants' accounts when received annually. The 401(k) Company matching allocations and participant elected salary reductions are recorded in participants' accounts at the end of the applicable payroll period.

The Plan received a $1.4 million cash advance from the Company in 2002, which was allocated with the year-end, profit-sharing contribution.

Unallocated Net Assets Available for Benefits

Unallocated net assets available for benefits represents the market value of shares of McDonald's common stock purchased through the Leveraged ESOP which has not been released for allocation to participants' accounts offset by the balance of the debt issued by the Leveraged ESOP. Unallocated net assets available for benefits are reduced by the market value of the shares as they are allocated to participants.

Reclassification

Certain amounts in the 2001 financial statements have been reclassified to conform with the 2002 presentation.

3.     Investments

During 2002, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows (in thousands):

Mutual funds	$(24,876)
Common stocks	(47,974)
McDonald's Corporation common stock	(401,620)

$(474,470)

The fair value of individual investments that represent 5% or more of the Plan's assets available for benefits are as follows (in thousands):

	December 31
	2002	2001
McDonald's Corporation common stock	$619,145	$1,176,797
Investment contracts (at contract value):
Allstate Life Insurance Company	67,820	*
Pacific Life Insurance Company	92,151	*
UBS AG	78,975	*

*Did not meet 5% threshold.

The following is a summary of each investment contract held at December 31, 2002:

	2002 Average Yield	2001 Average Yield	2002 Crediting Interest Rate*	2001 Crediting Interest Rate	Book Value	Fair Market Value	Fair Value of Wrapper
Allstate Life Insurance Company	5.19%	6.20%	5.29%	5.70%	$67,819,795	$70,564,375	$(2,744,580)
Bank of America NT & SA	6.75	9.58	6.24	8.84	56,017,733	59,952,510	(3,934,777)
Caisse Des Depots	5.26	6.10	5.21	5.83	48,530,256	51,465,898	(2,935,642)
Pacific Life Insurance Company	2.83	5.61	2.69	3.49	671,178	676,306	N/A
Pacific Life Insurance Company	5.13	5.62	3.54	4.66	7,734,903	7,867,501	N/A
Pacific Life Insurance Company	6.37	7.02	6.37	7.02	92,151,286	96,643,514	(4,492,228)
Pacific Life — MBIA Insured	6.68	6.68	6.49	6.49	21,246,717	22,047,751	N/A
Pacific Life Insurance Company	5.83	5.45	5.69	6.06	38,882,902	43,544,562	N/A
State Street Bank & Trust	2.59	—	2.49	—	3,005,398	3,019,838	N/A
UBS AG	4.16	—	4.10	—	78,974,925	80,673,011	N/A

					$415,035,093	$436,455,266

*The crediting interest rate is determined at the end of each calendar year.

4.     Nonparticipant-Directed Investments

Allocated ESOP consists of nonparticipant directed investments. In 2001, the Company matching contributions for 401(k) contributions were also nonparticipant directed investments. The unallocated Leveraged ESOP consists of nonparticipant-directed investments. Information about the assets and the significant components of the changes in assets is disclosed in the "Allocated Fund" and "Unallocated Fund" columns on pages 2 through 4 of the basic financial statements.

5.     Master Trust Summarized Information

The following represents the summarized information of the net assets of the Master Trust as of December 31, 2001 (in thousands). The Master Trust was terminated December 31, 2001.

2001
Total investments	$1,871,159
Total receivables	28,862
Total liabilities	(123,001)

Net assets	$1,777,020

Plan's share of net assets	$1,777,020

Dividend income	$13,398
Interest income	30,558
Net realized and unrealized depreciation in fair value of investments	(407,473)
Total expenses	(12,303)

Total net investment loss	$(375,820)

Plan's share of net investment loss	$(375,701)

6.     Notes Payable

In September 1989, the Leveraged ESOP issued $200 million of 7.67% Guaranteed ESOP Notes, Series A, for 15 years with a final maturity of September 15, 2004. In April 1991, the Leveraged ESOP issued $100 million of 7.30% Guaranteed ESOP Notes, Series B, for 15 years with a final maturity of June 1, 2006. In November 1999, the Leveraged ESOP paid down $84,740,000 of these notes and refinanced both the Series A and Series B notes. At that time, the Leveraged ESOP issued a $104,672,800, 7.11% ESOP Note, for 19 years with a final maturity of July 15, 2018, and a $28,305,658, 7.11% ESOP Note, for 3 years with a final maturity of July 15, 2002. Principal and interest payments are made according to the applicable loan schedules. Dividends on the converted common stock and Company contributions are used to repay the loans.

In December 1994, the Leveraged ESOP issued a total of $17,460,000 of 6.52%, 6.59%, and 6.57% Guaranteed ESOP Notes, Series C, with final maturities of September 15, 2004, June 1, 2006, and December 1, 2005, respectively. In November 1999, $8,684,656 of these notes were paid down, leaving a total of $8,775,344 remaining. In December 1995, the Leveraged ESOP issued a total of $18,970,000 of 6.74%, 6.75%, 6.72%, and 6.68% Guaranteed ESOP Notes, Series C, with final maturities of December 1, 2004 and 2005, September 15, 2004, and December 15, 2003, respectively. In November 1999, $11,771,030 of these notes were paid down, leaving a total of $7,198,970 remaining. In December 1996, the Leveraged ESOP issued a total of $20,220,000 of 6.82%, 6.75%, and 6.77% Guaranteed ESOP Notes, Series C, with final maturities of December 1, 2004, December 15, 2002, and December 15, 2003, respectively. In November 1999, $14,181,859 of these notes were paid down, leaving a total of $6,038,141 remaining. In December 1997, the Leveraged ESOP issued a total of $18,350,000 of 6.89%, 6.86%, and 6.81% Guaranteed ESOP Notes, Series C, with final maturities of December 1, 2004, December 1, 2003, and December 15, 2002, respectively. In November 1999, $13,600,913 of these notes were paid down, leaving a total of $4,749,087 remaining. All proceeds were used for prepayment of the Series A and B Guaranteed ESOP Notes. The terms of the Series C Notes require semiannual interest payments with lump-sum principal payments at maturity date.

The Series B and Series C Notes are collateralized by unallocated shares of McDonald's common stock, valued at $109,444,000 and $22,003,000, respectively, at December 31, 2002. All Notes are guaranteed by McDonald's Corporation. Holders of the Notes have no recourse against the assets of the Leveraged ESOP, except for such collateralized shares, cash contributions to the Leveraged ESOP, and earnings attributable to such collateralized shares or contributions, which were valued at approximately $131,447,000 at December 31, 2002. The unallocated shares of McDonald's common stock may be released from collateral under certain circumstances without the consent of the holders of the Notes.

Following are maturities of the Notes for each of the next five years and beyond (in thousands):

	Series A Notes	Series B Notes	Series C Notes	Total
2003	$—	$—	$7,181	$7,181
2004	—	—	7,895	7,895
2005	1,164	586	5,203	6,953
2006	3,314	1,669	2,300	7,283
2007	5,100	2,570	—	7,670
Beyond 2007	47,534	23,946	—	71,480

Total over remaining life of Notes	$57,112	$28,771	$22,579	$108,462

7.     Administrative Fees

The custodian and investment managers' fees applicable to each investment fund are netted against the related investment income before investment income is allocated to participants' accounts. Certain administrative expenses directly associated with the Plan are paid by the Plan and charged to participants' accounts, including salary expenses for certain McDonald's employees. The Company provides other administrative services to the Plan without charge.

8.     Income Tax Status

The Plan has received a favorable determination letter dated May 14, 2002, from the Internal Revenue Service ("the IRS") stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code ("IRC") and that the Leveraged ESOP component of the Plan constitutes an employee stock ownership plan that meets the requirements of Section 4975 of the IRC. The Trust established in connection with the Plan appears to be exempt from federal income taxes.

9.     Transactions With Parties In Interest

During 2002 and 2001, the Plan received $9,081,000 and $10,107,000, respectively, in common stock dividends from the Company. In connection with the Leveraged ESOP refinancing discussed in Note 6, $132,978,458 of debt, at an interest rate of 7.11%, was issued directly by the Company to the Plan in 1999. This loan is intended to be an exempt loan under Section 408(b)(3) of ERISA and Section 4975(d)(3) of the IRC. Fees paid during the year for accounting and other services rendered by parties in interest were based on customary and reasonable rates for such services.

10.   Subsequent Events

Effective March 31, 2003, participants can elect to fully diversify all accounts in the Plan, regardless of age or service.

Supplemental Schedules

EIN 36-2361282
Plan #001

McDonald's Corporation Profit Sharing and Savings Plan
(formerly known as the McDonald's Corporation Profit Sharing Program)

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issuer/ Description of Investment	Number of Shares or Par Value	Cost**	Current Value
The Northern Trust Company*:
Non-Interest-Bearing Cash — USD:
USD — United States Dollar	(1,966,579)	$—	$(1,966,579)

Total Non-Interest-Bearing Cash — USD			(1,966,579)
Receivables — Other — USD:
Pending Trade Sales: United States Dollar	—	—	571,506

Total Receivables — Other — USD			571,506
Corporate Debt Instruments — Other:
Microstrategy, Inc, Conv NT Ser A 7.5 Due 06-24-07	10,800	—	2,754

Total Corporate Debt Instruments — Other			2,754
Corporate Stock — Preferred:
ADR News Corp Ltd Sponsored ADR REPSTG PFD LTD	43,686	—	989,488

Total Corporate Stock — Preferred			989,488
Corporate Stock — Common:
A C Moore Arts & Crafts Inc Com	8,925	—	113,437
Abbot Lab Com	28,500	—	1,140,000
Accenture Ltd Bermuda Cls A Com	39,350	—	707,907
Accredohlth Inc Com	3,420	—	120,555
Actel Corp Com	9,725	—	157,740
Acxiom Corp Com	6,550	—	100,739
Adobe Sys Inc Com	5,020	—	124,501
ADR Koninklijke Philips Electrs N V N Y Registry SH New 20	65,000	—	1,149,200

EIN 36-2361282
Plan #001

McDonald's Corporation Profit Sharing and Savings Plan
(formerly known as the McDonald's Corporation Profit Sharing Program)

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)(continued)

Identity of Issuer/ Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Corporate Stock — Common (continued):
ADR Nokia Corp Sponsored ADR	47,500	$—	$736,250
ADR SAP Aktiengesellschaftsponsored ADR	2,400	—	46,800
ADR Stmicroelectronics N V SHS — N Y Registry	18,000	—	351,180
ADR Teva Pharmaceutical Inds Ltd ADR	9,440	—	364,478
ADR Total Fina Elf S A Sponsored ADR	32,550	—	2,327,325
Advanced Auto Pts Inc Com	2,040	—	99,756
Advanced Fibre Communications Inc Com	7,425	—	123,849
Aeroflex Inc Com	27,600	—	190,440
Affiliated Managers Group Inc Com Stk	2,410	—	121,223
Agilent Technologies Inc Com	3,280	—	58,909
Altera Corp Com	42,400	—	522,792
Amazon Com Inc Com	5,690	—	107,484
Amer Express Co Com	30,200	—	1,067,570
Americredit Corp Com	22,600	—	174,924
Amerisourcebergen Corp Com	1,530	—	83,094
Amern Intl Group Inc Com	23,937	—	1,384,755
Amgen Inc Com	30,200	—	1,459,868
AMR Corp Com	8,310	—	54,846
Amsurg Corp Com	5,200	—	106,236
Anheuser Busch Cos Inc Com	14,400	—	696,960
Anteon Intl Corp Com	5,925	—	142,200
Anthem Inc Com	2,630	—	165,427
Apollo Group Inc Cl A	1,920	—	84,480
Applied Materials Inc Com	32,100	—	418,263
AT&T Corp Com New	16,600	—	433,426
Avery Dennison Corp Com	1,790	—	109,333

EIN 36-2361282
Plan #001

McDonald's Corporation Profit Sharing and Savings Plan
(formerly known as the McDonald's Corporation Profit Sharing Program)

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)(continued)

Identity of Issuer/ Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Corporate Stock — Common (continued):
Ball Corp Com	1,670	$—	$85,487
Bank One Corp Com	52,400	—	1,915,220
Barr Labs Inc Com	3,950	—	257,106
Baxter Intl Inc Com	22,200	—	621,600
Bea Sys Inc Com	10,530	—	120,779
Bear Stearns Cos Inc Com	2,150	—	127,710
Bed Bath Beyond Inc Com	28,170	—	972,710
Biogen Inc Com	2,510	—	100,551
Biomet Inc Com	4,300	—	123,238
BJ Svcs Co Com	3,470	—	112,116
Bk Amer Corp Com	25,600	—	1,780,992
Borland Software Corp Com	16,650	—	204,795
Cabot Microelectronics Corp Com	1,440	—	67,968
Career Ed Corp Com	4,150	—	166,000
Caremark RX Inc Com	7,180	—	116,675
Caterpillar Inc Com	20,800	—	950,976
CDW Computer Ctrs Inc Com	3,260	—	142,951
Cendant Corp Com Stk	141,900	—	1,487,112
Cephalon Inc Com	7,400	—	360,143
Cheesecakefactory Inc Com	6,710	—	242,567
Chicos Fas Inc Com	4,520	—	85,473
Ciena Corp Com IPO 02-07-97	16,390	—	84,245
CIGNA Corp Com	8,650	—	355,688
Cisco Sys Inc Com	97,200	—	1,273,320
Citigroup Inc Com	92,116	—	3,241,562
Citrix Sys Inc Com	4,880	—	60,122
Clear Channel Communications Inc Com	38,250	—	1,426,343
Coach Inc Com	8,510	—	280,149

EIN 36-2361282
Plan #001

McDonald's Corporation Profit Sharing and Savings Plan
(formerly known as the McDonald's Corporation Profit Sharing Program)

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)(continued)

Identity of Issuer/ Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Corporate Stock — Common (continued):
Coca Cola Co Com	18,700	$—	$819,434
Coca Cola Enterprises Inc Com	3,790	—	82,319
Com Kroll Inc Del	9,075	—	173,151
Comcast Corp New Cl A	47,742	—	1,125,279
Comm Bancorp Inc N J Com	1,460	—	63,057
Comversetech Inc Com Par $0.10	11,480	—	115,030
Conceptus Inc Com	10,200	—	122,196
ConocoPhillips Com	41,064	—	1,987,087
Convergys Corp Com	5,560	—	84,234
Coopercameron Corp	1,710	—	85,192
Corinthian Colleges Inc Com Stk	3,773	—	142,846
Corporate Executive Brd Co Com Stk	8,950	—	285,684
Cost Plus Inc Cal Com	7,300	—	209,291
Costco Whsl Corp New Com	16,200	—	454,572
Countrywidefinl Corp Com Stk $.05 Par	1,110	—	57,332
Covance Inc Com	5,500	—	135,245
Coventryhlth Care Inc Com	7,900	—	229,337
Cumulus Media Inc Cl A Del	20,914	—	310,991
Cymer Inc Com	4,370	—	140,933
CYTYC Corp Com	12,800	—	130,560
Dell Computer Corp Com	37,600	—	1,005,424
Denbury Res Inc Com	9,000	—	101,700
Dentsply Intl Inc New Com	2,350	—	87,420
Dollar Tree Stores Inc Com	9,550	—	234,644
Doral Finl Corp Com	2,010	—	57,486
Ecolab Inc Com	2,460	—	121,770
Electr Arts Com	2,830	—	140,849

EIN 36-2361282
Plan #001

McDonald's Corporation Profit Sharing and Savings Plan
(formerly known as the McDonald's Corporation Profit Sharing Program)

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)(continued)

Identity of Issuer/ Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Corporate Stock — Common (continued):
Electronics For Imaging Inc Com	13,275	$—	$215,865
Emulex Corp Com New	9,500	—	176,225
Encana Corp Com NPV	37,472	—	1,165,379
Entergy Corp New Com	23,250	—	1,059,968
Eon Labs Inc Com	9,600	—	181,536
Equitable Res Inc Com	4,825	—	169,068
Espeed Inc Cl A	20,350	—	344,749
Expressjet Hldgs Inc Com	13,300	—	136,325
Extreme Networks Inc Com	17,400	—	56,898
Exxon Mobil Corp Com	1,926	—	67,294
Fiserv Inc Com	4,740	—	160,923
Fisher Scientific Intl Inc Com New	10,400	—	312,832
FNMA Com Stk	23,150	—	1,489,240
Forest Lab Inc Com	2,300	—	225,906
FTI Consulting Inc Com	1,600	—	64,240
Gannett Inc Com	13,991	—	1,004,554
Gen Dynamics Corp Com	7,300	—	579,401
Gen Elec Co Com	29,448	—	717,059
Genentech Inc Com Stk	14,100	—	467,556
Genzyme Corp Com	2,520	—	74,516
Gilead Sci Inc Com	4,480	—	152,320
Gillette Co Com	15,700	—	476,652
Globespan Virata Inc Com	25,800	—	113,778
Goldman Sachs Group Inc Com	26,450	—	1,801,245
Gray T.V Inc Com Cl B	29,800	—	290,550
Guidant Corp Com Stk	18,300	—	564,555
Halliburton Co Com	4,860	—	90,931
Harley Davidson Inc Com	16,800	—	776,160

EIN 36-2361282
Plan #001

McDonald's Corporation Profit Sharing and Savings Plan
(formerly known as the McDonald's Corporation Profit Sharing Program)

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)(continued)

Identity of Issuer/ Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Corporate Stock — Common (continued):
Hartford Finl Svcs Group Inc Com	11,700	$—	$531,531
HCA Inc Com	19,950	—	827,925
Hershey Foods Corp Com	980	—	66,091
Hewlett Packard Co Com	121,700	—	2,112,712
Hot Topic Inc Com	4,850	—	110,968
Immucor Inc Com Stk	3,900	—	78,975
Insight Enterprises Inc Com	16,100	—	133,791
Intel Corp Cap	58,200	—	906,174
Internet Sec Sys Inc Com	4,420	—	81,019
Intl Business Machs Corp Com	8,000	—	620,000
Intl Game Tech Com	2,040	—	154,877
Intl Paper Co Com	13,800	—	482,586
Investors Finl Svcs Corp Del Com	4,280	—	117,229
Iron Mtn Inc Com Stk	2,900	—	95,729
JDS Uniphase Corp Com Isin	29,380	—	72,569
Johnson & Johnson Com	24,000	—	1,289,040
Juniper Networks Inc Com	11,370	—	77,316
Kimberly Clark Corp Com	12,550	—	595,748
Kinder Morgan Inc Com Stk	1,660	—	70,168
KLA — Tencor Corp	9,600	—	339,552
Knight Transn Inc Com	8,750	—	183,750
Kohls Corp Com	23,300	—	1,303,635
Kos Pharmaceuticals Inc Com	11,150	—	211,850
Lab Corp Amer Hldgs Com New	3,190	—	74,136
Labranche & Co Inc Com Isin	8,775	—	233,766
Lam Resh Corp Com	14,110	—	152,388
Lamar Advertising Co Cl A Com	9,970	—	335,491
Lauder Estee Cos Inc Cl A	17,200	—	454,080

EIN 36-2361282
Plan #001

McDonald's Corporation Profit Sharing and Savings Plan
(formerly known as the McDonald's Corporation Profit Sharing Program)

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)(continued)

Identity of Issuer/ Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Corporate Stock — Common (continued):
Legg Mason Inc Com	2,600	$—	$126,204
Lexmark Intl Inc New Cl A	2,010	—	121,605
Liberty Media Corp New Com Ser A	232,000	—	2,074,080
Lifepoint Hosps Inc Com Isin	1,520	—	45,495
Lin TV Corp Cl A	8,675	—	211,236
Lockheed Martin Corp Com	11,900	—	687,225
Loews Corp Com	31,600	—	1,404,936
Loews Cos Inc Com	17,000	—	637,500
Manhattan Assocs Inc Com	8,000	—	189,280
Manpower Inc Wis Com	2,990	—	95,381
Marriott Intl Inc New Com Stk Cl A	22,200	—	729,714
Marvell Tech Group Marvell Tech Group Inc	7,475	—	140,978
McDonalds Corp Com *	38,504,065	541,610,775	619,145,365
Medimmune Inc Com	21,720	—	590,132
Medsource Technologies Inc Oc-Com	11,350	—	73,662
Merck & Co Inc Com	8,100	—	458,541
Mercury Interactive Corp Com	3,960	—	117,414
Meritage Corp Com	4,325	—	145,536
Merrill Lynch & Co Inc Com	17,500	—	664,125
Metlife Inc Com Isin	46,700	—	1,262,768
MGM Mirage Com	2,440	—	80,447
Michaels Stores Inc Com	2,560	—	80,128
Microsoft Corp Com	37,100	—	1,918,070
Microstrategy Inc Wt Pur Cl A Exp	256	—	15
Mid Atlc Med Svcs Inc Com	1,530	—	49,572
Murphy Oil Corp Com	2,020	—	86,557
Nabors Industries Com USD 0.10	1,570	—	55,374
Navistar Intl Corp New Com	4,930	—	119,848

EIN 36-2361282
Plan #001

McDonald's Corporation Profit Sharing and Savings Plan
(formerly known as the McDonald's Corporation Profit Sharing Program)

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)(continued)

Identity of Issuer/ Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Corporate Stock — Common (continued):
Netiq Corp Com	12,250	$—	$151,288
Netscreen Technologies Inc Com	5,800	—	97,672
Network Appliance Inc Del	10,250	—	102,500
Networks Assoc Inc Com Stk	5,880	—	94,609
Neubergerberman Inc Com Stk	1,880	—	62,961
New York Times Co Cl A Isin	12,400	—	567,052
Nextel Communications Inc Cl A Com Stk	16,810	—	194,155
Nortel Networks Corp New Com	58,070	—	93,493
Northrop Grumann Corp Com	23,071	—	2,237,887
Novell US Sys Inc Com	17,880	—	502,070
Nvidia Corp Com	4,840	—	55,708
Odysseyre Hldgs Corp Com	12,450	—	220,365
Omnicare Inc Com	1,920	—	45,754
Omnicom Group Inc Com	6,000	—	387,600
Overture Svcs Inc Com Stk	11,375	—	310,651
Pacer Intl Inc Tenn Com	12,200	—	162,260
Panera Bread Co Cl A	1,830	—	63,702
Parlex Corp Com	7,500	—	73,575
Patterson UTI Energy Inc Com	6,385	—	192,635
Peoplesoft Inc Com	4,450	—	81,435
Pepsi Bottling Group Inc Com Stk Isin	3,400	—	87,380
Pepsico Inc Com	20,650	—	871,843
Performance Food Group Co Com	1,600	—	54,334
Pfizer Inc Com	47,600	—	1,455,132
Pharmaceutical Prod Dev Inc Com	4,220	—	123,519
Pharmacia Corp Com	16,942	—	708,176

EIN 36-2361282
Plan #001

McDonald's Corporation Profit Sharing and Savings Plan
(formerly known as the McDonald's Corporation Profit Sharing Program)

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)(continued)

Identity of Issuer/ Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Corporate Stock — Common (continued):
Photon Dynamics Inc Com	2,600	$—	$59,280
Pioneer Nat Res Co Com Stk	3,750	—	94,688
PMC Sierra Inc Com	10,170	—	56,545
Pogo Prod Co Com	1,610	—	59,972
Polycom Inc Com	7,300	—	69,496
Procter & Gamble Co Com	8,300	—	713,302
Prov Healthcare Co Com	16,675	—	162,248
Providian Finl Corp Com	11,560	—	75,024
Pvtpl Focal Communications Corp Wt Exp	4,721	—	1
Qlogic Corp Com	1,310	—	45,208
Raymond James Fncl Inc Com Stk	1,210	—	35,792
Renaissance Re Hldgs Ltd Com	1,800	—	71,280
Rent A Ctr Inc New Com	4,850	—	242,257
RF Micro Devices Inc Com	8,015	—	58,750
RLI Corp Com	2,355	—	65,704
Robert Half Intl Inc Com	5,950	—	95,854
Rudolph Technologies Inc Com	3,800	—	72,808
Schein Henry Inc Com	1,760	—	79,200
Schlumberger Ltd Com Stk	28,600	—	1,203,774
Scios Inc Com	3,350	—	109,143
Sears Roebuck & Co Com	27,400	—	656,230
Silicon Image Inc Com Stk	7,200	—	43,200
Skyworks Solutions Inc Com	26,300	—	226,706
Smith Intl Inc Com	3,025	—	98,675
SPX Corp Com	15,000	—	561,750
St Jude Med Inc Com	1,460	—	57,991
Staples Inc Com	7,790	—	142,557

EIN 36-2361282
Plan #001

McDonald's Corporation Profit Sharing and Savings Plan
(formerly known as the McDonald's Corporation Profit Sharing Program)

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)(continued)

Identity of Issuer/ Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Corporate Stock — Common (continued):
Starbucks Corp Com	26,560	$—	$541,293
Starwood Hotels & Resorts Worldwide Inc Cl B	3,380	—	80,241
Sungard Data Sys Inc Com	4,630	—	109,083
Symantec Corp Com	2,870	—	116,264
Target Corp Com	38,750	—	1,162,500
Taro Pharmaceutical Inc	3,200	—	120,320
Tellabs Inc Com	18,350	—	133,404
Teradyne Inc Com	5,580	—	72,596
Tier Technologies Inc Cl B	8,950	—	143,200
Tiffany & Co Com	30,580	—	731,168
Travelers Ppty Cas Corp New Cl A	100,083	—	1,466,216
Trimeris Inc Com	1,560	—	67,220
TTM Technologies Inc Com	21,100	—	69,820
TX Instrs Inc Com	38,800	—	582,388
Ultra Pete Corp Com NPV	18,900	—	187,110
UN Pac Corp Com	3,700	—	221,519
Univision Communications Inc Cl A	29,960	—	734,020
Unvl Health Services Inc Cl B Com	2,130	—	96,063
Varian Med Sys Inc Com	1,960	—	97,216
Verisign Inc Com	11,520	—	92,390
Verizon Communications Com	34,597	—	1,340,634
Viacom Com Cl B	33,431	—	1,362,648
Vialta Inc Com	115	—	35
Wal-Mart Stores Inc Com	27,600	—	1,394,076
Walgreen Co Com	16,900	—	493,311
Watson Pharmaceuticals Inc Com	2,150	—	60,780
Weight Watchers Intl Inc New Com	1,600	—	73,552

EIN 36-2361282
Plan #001

McDonald's Corporation Profit Sharing and Savings Plan
(formerly known as the McDonald's Corporation Profit Sharing Program)

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)(continued)

Identity of Issuer/ Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Corporate Stock — Common (continued):
Wellpoint Hlth Networks Inc Cl A	2,850	$—	$202,806
Wells Fargo & Co New Com Stk	26,500	—	1,242,055
Westwood1 Inc Com	8,467	—	316,327
Weyerhaeuser Co Com	33,650	—	1,655,917
Whole Foods Mkt Inc Com	1,600	—	84,368
Williams Sonoma Inc Com	5,210	—	141,452
Wright Med Group Inc Com	4,900	—	85,549
Wyeth Com	52,400	—	1,959,760
XL Cap Ltd	10,200	—	787,950
Yahoo Inc Com	6,560	—	107,256
3M Co Com	7,700	—	949,410

Total Corporate Stock — Common			729,509,725
Participant Loans:
McDonald's Loan Asset	—	—	14,792,474

Total Participant Loans			14,792,474
Value of Interest in Common/Collective Trusts:
Coltv Short Term Invt Fund	32,585,415	32,585,415	32,585,415

Total Value of Interest in Common/Collective Trusts			32,585,415
Pooled Separate Accounts:
GIC Principal SA-4-28950 5.53%	38,882,902	—	38,882,902
Total Pooled Separate Accounts			38,882,902

EIN 36-2361282
Plan #001

McDonald's Corporation Profit Sharing and Savings Plan
(formerly known as the McDonald's Corporation Profit Sharing Program)

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)(continued)

Identity of Issuer/ Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Value of Interest in Registered Investment Companies:
MFO Artisan Fds Inc Intl Fd Inv Shs	554,698	$—	$8,203,984
MFO Morgan Stanley Instl Fd Intl Eqty	573,345	—	8,376,576
MFO Vanguard Instl Ind Wx Fd Sh Ben Int	581,610	—	46,790,497
MFO Wellington Tr Coltv Core Bd Plus	1,284,704	—	14,144,591
MFO Wellington Tr Coltv Core Eqty	3,138,011	—	18,890,825
MFO Wellington Tr Coltv Core Intl	645,997	—	4,160,221
MFO Wellington Tr Coltv Small Cap	563,719	—	4,227,894

Total Value of Interest in Registered Investment Companies			104,794,588
Value of Funds Held in Insurance Company General Accounts:
GIC Pacific Life G-26407 6.49%	21,246,717	—	21,246,717
GIC Pacific Mutual G-26378 2.26%	671,178	—	671,178
GIC Pacific Mutual G-26379 3.56%	7,734,903	—	7,734,903

Total Value of Funds Held in Insurance Company General Accounts			29,652,798

EIN 36-2361282
Plan #001

McDonald's Corporation Profit Sharing and Savings Plan
(formerly known as the McDonald's Corporation Profit Sharing Program)

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)(continued)

Identity of Issuer/ Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Other:
GIC Allstate IM77049 4.59%	67,819,795	$—	$67,819,795
GIC Bank Of America 01-1000 5.73%	56,017,733	—	56,017,733
GIC CDC 1333-01 5.11%	48,530,256	—	48,530,256
GIC Pacific Mutual G-26036 5.69%	92,151,286	—	92,151,286
GIC State Street Bank CNTCT 102008	3,005,398	—	3,005,398
GIC UBS Ag Cntrct 5107 RATE: 3.618%	78,974,925	—	78,974,925

Total Other			346,499,393
Other Liabilities
Pending Trade Purchases: United States Dollar	—	—	(463,503)

Total Other Liabilities			(463,503)

			$1,295,850,961

  *Party in interest.

**Historical cost is disclosed only for nonparticpant-directed investments.

EIN 36-2361282
Plan #001

McDonald's Corporation Profit Sharing and Savings Plan
(formerly known as the McDonald's Corporation Profit Sharing Program)

Schedule H, Line 4j—Schedule of Reportable Transactions
(In Thousands)

Year ended December 31, 2002

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price		Cost of Asset	Current Value of Asset on Transaction Date	Net (Loss)
Category (iii)—Series of transactions in excess of 5% of plan assets
McDonalds Corp.	McDonalds Corporation Common Stock	$5,507 —	$	— 146,602	$5,507 76,531	$5,507 146,602	$	— 70,071

There were no category (i), (ii), or (iv) reportable transactions during 2002.

SIGNATURE

        The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION PROFIT SHARING AND SAVINGS PLAN
	By:	ADMINISTRATIVE COMMITTEE
Date: June 26, 2003	By:	/s/ CHRISTINE COLE Christine Cole Trustee and Member of the Administrative Committee

QuickLinks

McDonald's Corporation Profit Sharing and Savings Plan
McDonald's Corporation Profit Sharing and Savings Plan (formerly known as the McDonald's Corporation Profit Sharing Program) Financial Statements and Supplemental Schedules December 31, 2002 and 2001 and year ended December 31, 2002 Contents
Report of Independent Auditors
Statements of Net Assets Available for Benefits (In Thousands)
Statements of Net Assets Available for Benefits (In Thousands)
Statement of Changes in Net Assets Available for Benefits (In Thousands)
Notes to Financial Statements
SIGNATURE